AMERICAN EXPRESS CERTIFICATE COMPANY
                                 CODE OF ETHICS


Section 1  (Prohibited Security Transactions)

With respect to any securities held or being considered for purchase or sale by American Express Certificate Company (the "Corporation"), no director, officer or employee of the Corporation shall engage in any course of action which would operate as a fraud or deceit upon the Corporation in connection with the purchase or sale directly or indirectly of the same security--or any option to purchase or sell, or any security convertible into or exchangeable for, the same security--for his or her personal account.

Section 2  (Personal Trading Rules and Procedures)

All Access Persons of the Corporation shall comply with the Personal Trading Rules and Procedures for Access Persons of American Express Financial Corporation and Its Affiliates (the "Personal Trading Rules"), except that a disinterested director shall not be subject to the Personal Trading Rules unless the director knew or, in the ordinary course of fulfilling his or her official duties as a director, should have known that during the 15-day period immediately before or after the director's transaction in a Covered Security, the Corporation purchased or sold the Covered Security, or the Corporation or its investment advisor considered purchasing or selling the Covered Security. A disinterested director who is not otherwise required to follow the Personal Trading Rules may voluntarily seek prior clearance of a proposed transaction in accordance with, and may otherwise voluntarily comply with, the Personal Trading Rules.

An Access Person of the Corporation is a director, officer or Advisory Person of the Corporation.

An Advisory Person of the Corporation is an employee of the Corporation, of American Express Financial Corporation, or of another company in a control relationship to the Corporation who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Covered Securities by the Corporation, or whose functions relate to the making of any recommendations with respect to the purchases or sales.

A Covered Security is a stock, bond or other security as defined in Section 2(a)(36) of the Investment Company Act, except direct obligations of the U.S. Government, bankers' acceptances, bank certificates of deposit, commercial paper, high quality short-term debt instruments (including repurchase agreements), and shares issued by mutual funds.

Section 3 (Violations)

Issues arising under, and information about material violations of, this Code of Ethics or of the Personal Trading Rules by Access Persons of the Corporation, its investment advisor or its principal underwriters shall be reported to the Board of Directors no less frequently than annually. Upon learning of a violation of this Code, the Board of Directors may impose such sanctions as it deems appropriate, including a letter of censure or suspension or termination.

Section 4 (Recordkeeping)

The Corporation shall maintain the following records for five years and such records, and other applicable records maintained under the Personal Trading Rules, shall be made available to the Securities and Exchange Commission or any representative thereof upon proper request.

1.   Copy of the Code of Ethics.
2.   A record of any  violation of this Code of Ethics and of any action  taken.
3.   The reports required under Section 3 of this Code of Ethics.